

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2013

<u>Via Email</u>

Dale R. Black
Chief Financial Officer
Isle of Capri Casinos, Inc.
600 Emerson Road, Suite 300
St Louis, Missouri 63141

   Re: Isle of Capri Casinos, Inc.
     Form 10-K
     Filed June 14, 2012
     File No. 000-20538

Dear Mr. Black:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Jennifer Monick

           Jennifer Monick
           Senior Staff Accountant